August 31, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

           This letter confirms that Clive Bode and John Viola are authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf. This authorization and designation shall be valid for three years from the date of this letter.

Very truly yours, /s/ David Bonderman David Bonderman